May 8, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Bruce Hollingshead, President
Cascade Technologies Corporation
Suite #358 - 255 Newport Drive
Port Moody BC, CANADA

Re:      Cascade Technologies Corp.
Form SB-2, Amendment 6 filed April 10, 2006
File No. 333-124284

Dear Mr. Hollingshead:

	We have the following comments on your amended filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update the prospectus where appropriate, including, but not necessarily limited to, the "Plan of Operations" section which begins on page 31.

Our Business, page 5
2. Please revise, in the second paragraph of this section, your description of yourself as a "distributor who buys and sells."
Elsewhere in the prospectus it appears that you are a development stage company without revenues.

Our Products and Services, page 24
3. We note your responses to the second and sixth comments of our prior letter dated March 22, 2006. Please address, in the fourth paragraph of this section, whether or not your non-franchised distributors will receive from their sellers a warranty for replacements. If not, clarify whether you anticipate that your non-franchised distributors will agree to the same terms as your franchised distributors regarding the warranties. If not, clarify whether you will have any resources, other than your own funds, to obtain the replacements for defective parts that are included in the warranties you will issue to your buyers for those products which non-franchised dealers have supplied to you.

Other
4. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

	You may contact Angela Halac at (202) 551-3390 if you have questions on the financial statements and related matters. Please contact Susann
Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  Adam Shaikh
      By facsimile (702) 549-2265
Bruce Hollingshead, President
Cascade Technologies Corporation
Page 1
May 8, 2006